UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
Or

❑	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 001-34400

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
INGERSOLL-RAND COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINED EMPLOYEES
(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
INGERSOLL-RAND PLC
170/175 Lakeview Drive
Airside Business Park
Swords, Co. Dublin
Ireland

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Index
December 31, 2014 and 2013

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

- Report of Independent Registered Public Accounting Firm -

To the Participants and Administrator of the
Ingersoll-Rand Company Employee Savings Plan for Bargained Employees
Davidson, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Ingersoll-Rand Company Employee Savings Plan for Bargained Employees (the “Plan”) as of December 31, 2014, and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina
June 17, 2015

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets
Plan’s interest in Ingersoll-Rand Employee Savings Plan Master Trust (Note 4), at fair value	$13,986,157	$14,404,797
Receivables
Notes receivable from participants	86,838	79,923
Net assets available for benefits	$14,072,995	$14,484,720
The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2014 and 2013

	2014	2013
Additions to net assets attributable to:
Plan's interest in investment income of the Ingersoll-Rand Employees Savings Plan Master Trust (Note 4)	$907,495	$3,926,262
Interest income on notes receivable from participants	3,031	20,468
Contributions
Participant	256,195	726,412
Employer	64,430	30,314
Total additions	1,231,151	4,703,456
Deductions from net assets attributable to:
Participant withdrawals and distributions	1,639,339	3,611,975
Administrative expenses	3,537	4,539
Total deductions	1,642,876	3,616,514
Net (decrease) increase prior to transfers	(411,725)	1,086,942
Transfers to other Plans (Note 1)	—	7,011,679
Net decrease	(411,725)	(5,924,737)
Net assets available for benefits
Beginning of year	14,484,720	20,409,457
End of year	$14,072,995	$14,484,720
The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2014 and 2013

1	Description of the Plan
The following description of the Ingersoll-Rand Company Employee Savings Plan for Bargained Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
History
The Plan is sponsored by Ingersoll-Rand Company, a U.S. subsidiary of Ingersoll-Rand plc ("IR-plc") (IR-plc, Ingersoll-Rand Company and its participating affiliates are collectively referred to as the "Company") and was established to provide retirement benefits to various collectively bargained groups of the Company.

On December 1, 2013 (the "Distribution Date"), the Company completed the spin-off of its commercial and residential security businesses to its shareholders. The businesses were transferred to Allegion plc ("Allegion"), a newly created independent Irish company. On that date, each IR-plc shareholder of record as of the close of business on November 22, 2013 (the "Record Date") received one ordinary share of Allegion for every three IR-plc ordinary shares held as of the Record Date. Allegion is now an independent public company trading under the symbol “ALLE” on the New York Stock Exchange (the "NYSE"). At the completion of the spin-off, Allegion formed its own defined contribution plans intended to be qualified under the section 401(a) of the U.S. Internal Revenue Code (" IRC"). The assets of all current and former employees of the Company determined to be part of the spin-off to Allegion were transferred from the Plan into the newly formed Allegion defined contribution plan shortly after completion of the spin-off in the amount of $7,011,679. Participants in the Plan received one unit of Allegion Stock for every three units of IR-plc stock held in the Ingersoll-Rand Stock Fund at the time of the spin-off. As a result of the spin-off, an Allegion Stock Fund was created in the Plan to hold the Allegion shares received pursuant to the spin-off. The Allegion Stock Fund is closed to new investments and participants are free to diversify out of the Allegion Stock Fund to other investment options at any time.
General
The Plan is a defined contribution plan covering eligible employees, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Fidelity Management Trust Company (“Fidelity”) is the trustee and recordkeeper of the Plan. The Plan’s assets are part of the Ingersoll-Rand Employee Savings Plan Master Trust ("Master Trust") maintained by Fidelity. Effective December 31, 2013, the assets of the Trane Master Trust are considered combined with and part of the Master Trust. The Trane Master Trust contained additional defined contribution plans sponsored by the Company or its affiliates.
The Ingersoll-Rand Company Benefits Administration Committee (the “Committee”) administers the Plan and is responsible for carrying out the provisions thereof on behalf of the Company. The Ingersoll-Rand plc Benefits Design Committee approves recommended design changes to the Plan. The Ingersoll-Rand plc Benefits Investment Committee selects and approves the Plan's investment options. Participants direct investments among the approved investment options for the Plan, which may not include all assets held within the Master Trust. The Plan is operated with the intent to satisfy the requirements of ERISA Section 404(c).
Participation
All individuals employed by the Company, and whose terms of employment are governed by a collective bargaining agreement which specifically allows participation in the Plan are eligible to participate in the Plan upon completion of any waiting period as defined in the Plan.
Contributions
Generally, depending on the terms of the particular collective bargaining unit, participants may elect to contribute to the Plan 1% to 50% of their compensation, in increments of 1%, on an after-tax basis, a pre-tax basis or a combination thereof. Employee contributions are subject to limitations as defined by the IRC. For a certain bargained group, the Company makes matching contributions to the Plan equal to 50% of the contributions made by participating employees, up to a maximum employer contribution of 3% of the participants’ eligible compensation; for this same group, participants hired after June 20, 2013 are entitled to a non-matching company contribution of 2% of the participant's eligible compensation. For another bargained group, the Company makes matching contributions to the Plan equal to 25% of the first 5% of pre-tax contributions made by participating employees, up to a maximum employer contribution of 1.25% of the participants’ eligible compensation; for this same group, participants hired after January 21, 2015 will receive matching contributions to the Plan equal to 50% of the contributions made by participating

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2014 and 2013

employees, up to a maximum employer contribution of 3% of the participants' eligible compensation and a non-matching contribution of 2% of the participants' eligible compensation. Non-matching company contributions are made in cash and invested in the same manner as the participant contributions; if a participant does not have an investment election on file, company contributions are invested in the Plan's default investment fund which is the target date retirement fund.
Participants may change their contribution amounts at any time by contacting Fidelity. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds and an Ingersoll-Rand Stock Fund for participants as investment options.
Participant Accounts
Each participant’s account is credited with (a) the participant’s contribution, (b) allocations of the Company’s matching contributions or non-matching contributions (if applicable), and (c) allocations of Plan earnings (losses), net of investment management fees. Each participant’s account is charged with an allocation of applicable administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution (matching and non-matching) portion of their accounts (if applicable) varies based on the specific bargaining unit. A participant is 100% vested after zero to five years of service, based on the specific bargaining unit and type of company contribution. All Company matching and non-matching contributions, not otherwise vested, become 100% vested upon the participant’s death, disability or the participant’s normal retirement date.

Notes Receivable from Participants
For certain bargaining units, participants may borrow from their accounts in multiples of $100 with a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested eligible account balance reduced by the highest outstanding loan balance during the preceding twelve months. Participants are permitted to have one outstanding loan at any given time. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 6–60 months. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of prime plus 1% (rounded to the nearest 0.5%) at the time of the loan, which is commensurate with local prevailing rates as determined by the Plan Administrator. At December 31, 2014, outstanding loans bore interest rates ranging from 4.25% to 9.25%. Principal and interest are paid ratably through payroll deductions.
Participant Withdrawals and Distributions
On termination of service, a participant may select from various distribution options depending on the collective bargaining unit. In the case of an employee's termination because of death, the entire account balance is paid to the valid designated beneficiary under the Plan or, if none is designated, then to the employee's spouse, if then living; if not living, then to the employee's children in equal shares, if then living; if not, then to the employee's parent(s), if then living, in equal shares; otherwise to the employee's estate. In case of termination because of any reasons other than death, the participants entitled to the vested balance. The participant may, under certain conditions and depending on the collective bargaining unit, make withdrawals from the Plan while employed, subject to certain limitations as to purpose and source of funds.
Forfeited Accounts
At December 31, 2014 and 2013, forfeited non-vested accounts were $10 and $52. Forfeited non-vested amounts may be used to reduce future employer contributions. In 2014 and 2013, employer contributions were reduced by $317 and $56,910 respectively, from forfeited non-vested accounts.

2	Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2014 and 2013

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Valuation of Investments
Plan assets are included in the Master Trust, which provides unified investment management. Fidelity invests plan assets in various trust investment options at the direction of plan participants and as required by the Plan. Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.
Investments in the Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Investment Committee determines the Plan's valuation policies utilizing information provided by investment advisors and custodians. See Note 3 for discussion of fair value measurements.
Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the record date and interest income is recorded when earned.
Certain management fees and expenses charged to the Plan for the investment in the Master Trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, certain management fees and operating expenses are reflected as a reduction of investment returns for such investments.
The statements of changes in net assets include unrealized appreciation or depreciation in accordance with the policy of stating investments at fair value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.
Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded at December 31, 2014 and 2013. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Expenses of the Plan
Certain expenses associated with the administration of the Plan and the Master Trust are paid for by the Company and are excluded from these financial statements. Certain expenses associated with the administration of the Plan and the Savings Plan Master Trust are paid through offsets and/or payments which may be attributable to the annual operating expenses of one or more of the Plan's designated investment options. Certain of these payments are credited to the Plan and are available to pay future Plan administrative expenses. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Other expenses such as loan fees and withdrawal fees may be paid for by the participant and are included in these financial statements.
Participant Withdrawals and Distributions
Benefits to participants are recorded in the Plan's financial statements when paid. There were no approved and unpaid amounts as of December 31, 2014 and 2013.

Transfer of Assets from Other Plans
Employees may transfer their savings from other plans qualified under the IRC.

3	Fair Value Measurements
Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are based on a framework that utilizes the inputs market participants use to determine

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2014 and 2013

the fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The fair value hierarchy is comprised of three levels that are described below:

Level 1	Inputs to the valuation methodology are based on quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Observable inputs other than Level 1. Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability

Level 3	Inputs to the valuation methodology are unobservable inputs based on little or no market activity and that are significant to the fair value of the assets and liabilities.
The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability based on the best information available under the circumstances. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Not all assets held in the Master Trust are available for investment by participants of the Plan. There have been no changes in the methodologies used as of December 31, 2014 and 2013. There have been no significant transfers between Level 1 and Level 2 categories. Following is a description of the valuation methodologies used for Master Trust assets measured at fair value.
Ingersoll-Rand Stock Fund: The shares of the fund are valued at the daily net asset value (“NAV”) of shares held by the Master Trust at year end. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. The fund primarily invests in ordinary shares of IR-plc, which is traded on the NYSE and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments. Such assets are classified as Level 2.

Allegion Stock Fund: The shares of the fund are valued at the daily NAV of shares held by the Master Trust at year end. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. The fund primarily invests in ordinary shares of Allegion, which is traded on the NYSE and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments. Such assets are classified as Level 2.
Mutual funds: The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent the daily NAV of shares held by the Master Trust at year end and are classified as Level 1. Investments in registered investment companies generally may be redeemed daily.
Common collective trusts: These assets are not available in an exchange or active market; however, the fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. The Plan’s investment in common collective trusts are classified as Level 2.
Separate accounts - fixed income bond funds: Investments are privately managed investments created for a single group of plans in a single master trust maintained by the employer. The fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. Such assets are classified as Level 2.
Separate accounts - stable value funds: Investments are privately managed investments created for a single group of plans in a single master trust maintained by the employer. As the account primarily consists of investment contracts, the assets are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. Such assets are classified as Level 2.

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2014 and 2013

Self-directed brokerage accounts: Investments in the self-directed brokerage accounts are at current value based on published market quotations from individual investments composing the brokerage accounts. Such assets are classified as Level 1.
Money market funds: The shares are valued at the NAV of the funds in which the Master Trust participates at year end. Such assets are classified as Level 1.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4	Investment in the Master Trust
The Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and several other retirement plans sponsored by the Company. The assets of the Master Trust are held by Fidelity. Each participating retirement plan has an identifiable interest in the Master Trust; however, investment options for participants may vary by plan. Fidelity maintains separate accounting of all contributions, benefit payments and expenses and allocates income earned and received by the Master Trust on the basis of the adjusted value of each plan at each measurement date. Effective December 31, 2013, the assets of the Trane Master Trust are considered combined with and part of the Master Trust. The Trane Master Trust covered additional retirement plans sponsored by the Company and its affiliates. The Plan was not affected by the combination of the two trusts as Fidelity maintains separate accounting for each plan within the Master Trust at the measurement date. To reflect the combination of the Trane Master Trust, the investments disclosed below as of December 31, 2014 and 2013 reflect the total assets subsequent to the combination. The investment income disclosed below for the year ended December 31, 2013 will not include the combined Trane Master Trust as the combination was completed at December 31, 2013. As of December 31, 2014 and 2013, the Plan had a 0.35% and 0.37%, respectively, participation in the Master Trust.
The net assets of the Master Trust consisted of the following at December 31:

	2014	2013
Investments, at fair value
Money market portfolio	$—	$151,330,008
Mutual funds	1,220,545,404	1,439,380,413
Common collective trusts	1,030,464,502	866,867,459
Separate accounts	343,901,290	—
Self-directed brokerage accounts	282,203,231	261,753,618
Ingersoll-Rand Stock Fund	861,914,768	931,987,151
Allegion Stock Fund	240,475,392	220,659,865
Investments, fair value	$3,979,504,587	$3,871,978,514

The following summarizes the net realized and unrealized appreciation of investments and interest and dividend income for the Master Trust for the years ended December 31:

	2014	2013
Investment income:
Net appreciation in fair value of investments
Mutual funds	$23,214,921	$220,610,874
Self-directed brokerage accounts	12,423,331	30,485,046
Common collective trusts	59,643,421	130,468,565
Ingersoll-Rand Stock Fund	22,790,032	445,949,262
Allegion Stock Fund	51,866,846	979,590
	169,938,551	828,493,337
Interest and dividend income	88,247,139	85,269,510
Total investment income	$258,185,690	$913,762,847

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2014 and 2013

The following summarizes the classification of the underlying investments in the Master Trust by classification and method of valuation as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Master Trust
Mutual funds:
Domestic equity funds	$830,201,607	$—	$—	$830,201,607
International equity fund	131,238,763	—	—	131,238,763
Fixed income funds	163,158	—	—	163,158
Index funds	258,941,876	—	—	258,941,876
Self-directed brokerage accounts	282,203,231	—	—	282,203,231
Common collective trusts:
Index funds (1)	—	48,993,924	—	48,993,924
Target date retirement funds (2)	—	981,470,578	—	981,470,578
Separate accounts:
Fixed income bond funds (3)		200,582,968		200,582,968
Stable value funds (4)		143,318,322		143,318,322
Ingersoll-Rand Stock Fund (5)	—	861,914,768	—	861,914,768
Allegion Stock Fund (5)	—	240,475,392	—	240,475,392
Investments, at fair value	$1,502,748,635	$2,476,755,952	$—	$3,979,504,587
(1)   Represents investment in common collective trusts that hold equity or fixed income securities. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
(2) Represents investment in an asset mix that seeks to generate a level of risk and return appropriate for the fund’s particular time frame. The asset mix is determined by factors such as the investor’s age, projected level of risk aversion and the length of time until the principal will be withdrawn. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(3)     Represents investment in a privately managed investment account created for the Master Trust that seeks to maximize price appreciation and current income with volatility similar to its index, the Barclay U.S. Aggregate Bond Index. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(4)     Represents investment in a privately managed investment account created for the Master Trust that is primarily comprised of investment contracts issued by financial institutions and other eligible stable value investments. There are no unfunded commitments or redemption frequency restrictions. Transfers to other investment funds could be limited under certain conditions.

(5)     Represents investment in IR-plc or Allegion ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2014 and 2013

The following summarizes the classification of the underlying investments in the Master Trust by classification and method of valuation as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Master Trust
Money market funds	$151,330,008	$—	$—	$151,330,008
Mutual funds:
Domestic equity funds	143,437,597	—	—	143,437,597
International equity fund	815,859,057	—	—	815,859,057
Fixed income funds	257,912,944	—	—	257,912,944
Index funds	222,170,815	—	—	222,170,815
Self-directed brokerage accounts	261,753,618	—	—	261,753,618
Common collective trusts:
Index funds (1)	—	39,894,354	—	39,894,354
Target date retirement funds (2)	—	826,973,105	—	826,973,105
Ingersoll-Rand Stock Fund (3)	—	931,987,151	—	931,987,151
Allegion Stock Fund (3)	—	220,659,865	—	220,659,865
Investments, at fair value	$1,852,464,039	$2,019,514,475	$—	$3,871,978,514

(1)   Represents investment in common collective trusts that hold equity or fixed income securities. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
(2) Represents investment in an asset mix that seeks to generate a level of risk and return appropriate for the fund’s particular time frame. The asset mix is determined by factors such as the investor’s age, projected level of risk aversion and the length of time until the principal will be withdrawn. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(3)     Represents investment in IR-plc or Allegion ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

5	Tax Status
The U.S. Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated August 23, 2013, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

6	Party-In-Interest Transactions
Certain plan investments held in the Master Trust are shares of money market funds, mutual funds and common collective trusts managed by Fidelity Management Trust Company, the Plan’s trustee and recordkeeper. These transactions qualify as permitted party-in-interest transactions.
Certain Master Trust investments are units of the Ingersoll-Rand Stock Fund which primarily invests in ordinary shares of IR-plc. These transactions qualify as permitted party-in-interest transactions.

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2014 and 2013

7	Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and applicable collective bargaining agreements. In the event of Plan termination, participants would become fully vested in their accounts and shall be entitled to a distribution of their respective account balances.

8	Risks and Uncertainties
Through the Master Trust, the Plan provides for investment options in any combination of equity, fixed income and money market investments in the U.S. and abroad through various investment options.  Investment asset classes are exposed to various risks, such as market, interest rate, inflation,  foreign currency, economic, political and credit risks. Due to the level of risk associated with the Plan’s investments, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

9	Subsequent Events
The Benefits Investment Committee has determined that the Allegion Stock Fund will be eliminated as a closed investment option effective November 30, 2015. Participants have been notified of this change so as to give them ample time to transfer funds into other available investment options. Any funds remaining in the Allegion Stock Fund at that time will be automatically transferred to the target date Vanguard Retirement Trust I Fund based on the participant's date of birth.

Schedule I

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

Plan Sponsor:	Ingersoll-Rand Company
Employer Identification:	13-5156640
Plan Number:	076

	Identity of issue, borrower lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral par, or maturity value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)
*	Plan's interest in Master Trust, excluding participant loans	Master Trust 0.35% participation	**	$13,986,157
	Notes receivable from participants ***	Due 01/01/2015 - 11/09/2019 4.25% - 9.25%	—	86,838
	TOTAL ASSETS (Held at End of Year)			$14,072,995

*	Includes assets which represent permitted party-in-interest transactions to the Plan.

**	Cost information is not required for participant directed investments; therefore, this information is omitted.

***	The accompanying financial statements classify participant loans as notes receivable from participants.

Schedule II

Ingersoll-Rand Company Employee Savings Plan for Bargained Employees
Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions
For the year ended December 31, 2014

Plan Sponsor: Ingersoll-Rand Company
Employer Identification: 13-5156640
Plan Number: 076

		Total That Constitutes Nonexempt Prohibited Transactions
Participant contributions transferred late to the Plan	Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program	Contributions Pending Correction in Voluntary Fiduciary Correction Program	Total Fully Corrected Under Voluntary Fiduciary Correction Program and PTE 2002-51
$64			$64	$—	—

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN FOR BARGAINED EMPLOYEES

Dated: June 17, 2015	By:	/s/ Paul Longstreet

Name: Paul Longstreet
Title: Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Dixon Hughes Goodman LLP